Filed pursuant to Rule 424(b)(3)
File No. 333-123815

Prospectus Supplement No. 4
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

        This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock. This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

Termination of Consulting Agreement with Bushido Capital

        We entered into a Consulting Agreement (the "Consulting Agreement") with Bushido Capital Partners, Ltd. ("Bushido"), effective June 3, 2005, under which we engaged Bushido to provide business consulting services to us, including advising us on credit line formation for our wholesale call services business and introducing us to potential credit line providers. In consideration for these services, we agreed to pay Bushido a fee in cash and to issue to Bushido a warrant to purchase shares of our common stock. Due to changed circumstances, including relevant market and business considerations, the parties terminated the Consulting Agreement on June 13, 2005, relieving each other from all further obligations thereunder. In addition, Bushido has agreed to refund all amounts previously paid to it under the Consulting Agreement.

Investing in our common stock involves a high degree of risk. See Risk Factors beginning on page 4 of the Prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2005